UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 1*


Name of Issuer: DemandTec, Inc.


Title of Class of Securities: Common Stock


CUSIP Number: 24802R506


Date of Event Which Requires Filing of this Statement: 11/30/2010

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.: 24802R506

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Capital Management LLC
    EIN #75-3019302

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         1,508,655**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         1,508,655**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,508,655**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    5.0%**

12. TYPE OF REPORTING PERSON
    IA, HC
    ** See Item 4 of this filing



CUSIP No.:  24802R506

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    JCF US All Cap Growth Fund


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

   5.    SOLE VOTING POWER
         461,841**

   6.    SHARED VOTING POWER
         -0-

   7.    SOLE DISPOSITIVE POWER
         461,841**

   8.    SHARED DISPOSITIVE POWER
         -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    461,841**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    1.5%**

12. TYPE OF REPORTING PERSON
    IV

**  See Item 4 of this filing




Item 1.
  (a). Name of Issuer: DemandTec, Inc. ("DemandTec")

  (b). Address of Issuer's Principal Executive Offices:

       One Franklin Parkway, Building 910
       San Mateo, CA 94403

Item 2.
  (a).-(c).  Name, Principal Business Address, and Citizenship of Persons
             Filing:

       (1)   Janus Capital Management LLC ("Janus Capital")
             151 Detroit Street
             Denver, Colorado  80206
             Citizenship:  Delaware

       (2)   JCF US All Cap Growth Fund
             151 Detroit Street
             Denver, Colorado 80206
             Citizenship:  Massachusetts


  (d). Title of Class of Securities: Common Stock

  (e). CUSIP Number:  24802R506

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) and the person filing, Janus Capital, is an investment adviser in accordance with Section 240.13d-1(b)(ii)(E)as well as a parent holding company/control person in accordance with Section 240.13d-1(b)(ii)(G). See Item 4 for additional information.

JCF US All Cap Growth Fund is registered under the Janus Capital Funds Plc managed by Janus Capital International Limited (JCIL), an England and Wales company regulated by the Financial Services Authority, a United Kingdom regulatory agency, Sub-Advised by Janus Capital.


Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Capital has a direct 94.5% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of this filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios,
Janus Capital may be deemed to be the beneficial owner of 1,508,655 shares or 5.0% of the shares outstanding of DemandTec Common Stock held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

JCF US All Cap Growth Fund is registered under the Janus Capital Funds Plc managed by Janus Capital International Limited (JCIL), an England and Wales company regulated by the Financial Services Authority, a United Kingdom regulatory agency, Sub-Advised by Janus Capital.

Item 5. Ownership of Five Percent or Less of a Class

This statement is being filed to report the fact that JCF US All Cap Growth Fund has ceased to be the beneficial owners of more than five percent of the class of securities.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL MANAGEMENT LLC

By  /s/  David R. Kowalski                       12/10/2010
  David R. Kowalski,                                Date
    Senior Vice President & CCO

JCF US ALL CAP GROWTH FUND

By  /s/  David R. Kowalski                       12/10/2010
  David R. Kowalski,                                Date
    Senior Vice President & CCO




EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of DemandTec, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 10th day of December, 2010.

            JANUS CAPITAL MANAGEMENT LLC

            By  /s/  David R. Kowalski
               David R. Kowalski, Senior Vice President & CCO

            JCF US ALL CAP GROWTH FUND

            By  /s/  David R. Kowalski
               David R. Kowalski, Senior Vice President & CCO